Morgan, Lewis & Bockius LLP

1111 Pennsylvania Avenue, NW

Washington, DC 20004

Tel. +1.202.739.3000

Fax: +1.202.739.3001

www.morganlewis.com

Christopher D. Menconi

Partner

+1.202.373.6173

cmenconi@morganlewis.com

May 27, 2016

Kim McManus

Senior Attorney

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	The Global Currency Gold Trust

Amendment No. 1 to Registration Statement on Form S-1

Filed November 20, 2015

File No. 333-206640

Dear Ms. McManus:

This letter is submitted by The Global Currency Gold Trust (the “Registrant”) in response to your letter dated December 15, 2015, relating to the above referenced filing by the Registrant. Concurrently with the submission of this letter, the Registrant is filing Amendment No. 2 to its Form S-1 via EDGAR (the “Registration Statement”). Set forth below in italics are the comments contained in the Staff’s letter, together with the Registrant’s responses.

Before responding to the specific comments provided by the Staff, it may be useful to summarize some significant differences in the operation of the Trust from that described in Amendment No. 1, resulting from a change in service providers and related documentation:

1.	Solactive AG has been substituted as the Index Provider and the Index will now be called the GLD® Long USD Gold Index. Solactive AG will also serve as the Calculation Agent. The Index rules will also differ from the previous description, as follows:

a.	The Index will no longer have embedded transaction costs reflecting an assumed bid/ask spread for the Reference Currencies and gold.

Almaty   Astana   Beijing   Boston   Brussels   Chicago   Dallas   Dubai   Frankfurt   Harrisburg   Hartford   Houston   London   Los Angeles   Miami   Moscow

New York   Orange County   Paris   Philadelphia   Pittsburgh   Princeton   San Francisco   Santa Monica   Silicon Valley   Tokyo   Washington   Wilmington

Kim McManus

Senior Attorney

U.S. Securities and Exchange Commission

b.	Gold will be priced off the LBMA Gold Price AM, rather than the LBMA Gold Price PM.

c.	Solactive will use different fall back procedures for calculating the Index if a Market Disruption or Extraordinary Event occurs, which are disclosed in Amendment No. 2.

d.	The Index will reflect only six Reference Currencies — Euro, Japanese yen, British pound sterling, Canadian dollar, Swedish krona and Swiss franc — each of which will have a pre-determined, static weighting in the Index. The identities and weightings of Reference Currencies in the prior index were based on data from the BIS FX Liquidity Survey.

e.	Rebalancing of the Reference Currencies will no longer occur every three years based on the BIS FX Liquidity Survey. Instead, the Reference Currency weights are based on pre-determined weightings and no currencies will be substituted for any of the six Reference Currencies.

2.	Merrill Lynch International will be the Gold Delivery Provider. The Gold Delivery Agreement will also differ from the previous description. Although the revised terms have yet to be fully negotiated with the new Gold Delivery Provider, the agreement will now be in the form of a standard ISDA Master Agreement.

3.	HSBC will be the gold custodian. The Bank of New York Mellon will be the cash custodian for the Trust, in addition to serving as the Administrator and Transfer Agent.

4.	A Creation Unit will consist of 10,000, rather than 25,000 shares. At inception, each share will be backed by 0.1 ounce of gold. Based on the gold prices as of May 2016, the value of a 10,000 share Creation Unit will still be above $1 million.

Kim McManus

Senior Attorney

U.S. Securities and Exchange Commission

General

1.	We note your response to comment one. We are continuing to evaluate your response and may have further comment.

RESPONSE: The Registrant acknowledges the Staff’s comment and further acknowledges that the Staff may have further comments following its review.

2.	Please revise references to historical results of the Index to clarify that such results are based on the hypothetical performance of the Index based on back-testing, not historical performance. For example, we note disclosure on pages 2 and 7 indicating that historically, fluctuations in the price of the Reference Currencies have accounted for only a small portion of Index returns. Similarly, on page 7 you state that historically the Index has exhibited low to negative correlation with both equities and conventional bonds. On pages 92-94 you refer to the historical or past performance of the Index or state that a table shows the performance of the Index. Please revise to appropriately characterize all such references as hypothetical performance. Please also tell us how the embedded transaction costs were estimated based on historical data, as described on page 13.

RESPONSE: Appropriate disclosure has been added to the references of historical results of the Index to make clear that such references are based upon hypothetical performance. As noted, transaction costs are no longer embedded in the Index.

Prospectus Summary

Trust Structure, page 1

3.	We note your response to comment three in your letter dated November 20, 2015, in particular your response and revised disclosure relating to the embedded costs in the index. We have the following comments:

•	Please revise to clearly identify the costs, fees or other expenses embedded in the index and how they may impact the calculation of the index value. Please also revise to clarify whether there are any costs, fees or other expenses that may impact the pricing inputs used to calculate the index value.

RESPONSE: As noted, transaction costs are no longer embedded in the Index.

•	Please explain how you determined that the embedded costs, fees or other expenses will be less than 0.01%. Please also clarify the reference for this percentage (i.e., the index value or the investors’ return) and the timeframe (i.e., daily, annually, etc.).

Kim McManus

Senior Attorney

U.S. Securities and Exchange Commission

RESPONSE: As noted, transaction costs are no longer embedded in the Index.

Description of the Thomson Reuters Global Gold (Ex-USD) Index, page 48

Valuation of Reference Currencies in the Index, page 49

4.	We note that the Index references the WMR Spot Rates. Please explain how this Spot Rate is determined.

RESPONSE: The Registration Statement has been revised to describe how the Spot Rate associated with each Reference Currency is determined. See “— Description of the GLD® Long USD Gold Index — Valuation of Reference Currencies Comprising the FX Basket in the Index — The Spot Rates of Each Reference Currency”. The description is derived from the WM/Reuter Spot and Forward Rates Methodology Guide published by the WM Company, and is available at http://www.wmcompany.com/pdfs/WMReutersMethodology.pdf.

Exposure of the Index to the Reference Currencies, page 50

5.	We note your disclosure on page 50 that the FX Liquidity Survey is published every three years, and that the next scheduled publication of weights is December 2016. Please discuss how rebalancing the Reference Currencies in the Index may impact the NAV of the Fund. Please also discuss any other potential negative impact on the performances of the Shares. We note your risk factor on page 23.

RESPONSE: As noted, rebalancing will no longer occur every three years based on the BIS FX Liquidity Survey. Instead, the Reference Currency weights are based on pre-determined weightings and no currencies will be substituted for any of the six Reference Currencies included in the Index. Because the Reference Currencies are reset each day at the original weightings prior to the determination of the next day’s Gold Delivery Amount, there is no effect on the Fund’s NAV.

Calculation of the Gold Delivery Amount, page 54

6.	Refer to the chart showing the hypothetical Gold Bullion deliveries to and from the Fund by the Gold Delivery Provider on page 55. Please clarify if the column “Index % Change” includes the impact of fees and embedded costs associated with the Index.

RESPONSE: As noted, transaction costs are no longer embedded in the Index.

Kim McManus

Senior Attorney

U.S. Securities and Exchange Commission

Comparing the Performance of the Index and the Gold Price, page 92

7.	Please clarify whether the performance data included in your tables incorporates changes in the Index following each release the FX Liquidity Survey and the corresponding rebalancing of the References Currencies. Please also clarify if you assume anticipated rebalancing costs.

RESPONSE: As noted, rebalancing will no longer occur every three years based on the BIS FX Liquidity Survey. Accordingly, the table will not reflect the periodic rebalancing. Instead, the performance data assumes that the currencies maintain their predetermined weightings and no currencies will be substituted for any of the six Reference Currencies.

8.	Please clarify if the Global Gold returns presented in tables 1-3 include approximate fees or expenses necessary to operate the Fund.

RESPONSE: Appropriate disclosure has been added to the references of historical results to make clear that the hypothetical performance data regarding the Index did not reflect fees and expenses necessary to operate the Fund.

Exhibit 10.7

9.	Please confirm that you will update Exhibit 10.7 to include the fee information in Schedule A.

RESPONSE: Schedule A to Exhibit 10.7 has been updated to include the 0.33% fee annual fee payable to the Sponsor by the Fund.

***

If you should have any questions, please do not hesitate to contact the undersigned at (202) 373-6173.

Very truly yours,

/s/ Christopher D. Menconi

cc:	Gregory S. Collett, WGC USA Asset Management Company, LLC